Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

The following is a transcript of a conversation held by videoconference with René Jones and M&T Bank Corporation employees on February 22, 2021, a video replay of which was made available to M&T Bank Corporation employees:

Webcast Moderator:

At this time, let’s go ahead and begin today’s M&T Bank webcast, the conversation with René Jones. It is my pleasure to turn today’s call over to our moderator for today and that is Kevin Cavalieri, Senior Vice President of Operational Risk. Kevin, with that I’ll turn the floor over to you.

Kevin Cavalieri:

Awesome, thank you. I’m assuming everybody can hear me, so I am just going to get going here. So good morning everyone and thanks for joining on what we know is pretty short notice. So again, my name is Kevin Cavalieri and I’m coming to you live from the location I’ve been in for, I suppose the last 330 years. Before we get started, just a couple of announcements I want to make. So first, this is the first time that I think we’ve invited all employees to participate in a webinar or a forum of the sort. God willing, the internet’s going to hold up, but bear with us on that one.

Second, we know everyone is extremely busy. We want to try and keep this as brief as we can so that people can get back to the day. And lastly, and on a bit of a personal note, you know, I think a lot of people who know me would say that I don’t tend to get very, excited about many things. But believe me when I tell you I’m extremely excited to be here with you today, getting this opportunity to introduce René, what he has to tell us about is sort of like getting a shot at announcing the moon landing to me, so you know, it’s really an honor to be here doing this with you today.

So with that, let’s get to business. This morning, I do have the distinct pleasure of introducing our Chairman and CEO, René Jones to share the sensational news about our company. So first I’d like to say good morning.

René Jones:

Good morning, Kevin.

Kevin Cavalieri:

Good to see you. I start with something that hopefully will be pretty easy to answer. I’m sure it’s been a crazy, crazy several weeks for you and everyone who’s been involved corporate finance, legal, the business units to support areas risk audit and so on. So very simply, how are you feeling this morning?

René Jones:

That’s a great question. I feel tired. But elated, mostly because I got a chance to work with over 200 of my colleagues over the last two weeks to create great value for our shareholders.

Kevin Cavalieri:

Outstanding. Well, glad to hear it. I’m sure there are a lot of people who are very tired. And I suppose you probably get an opportunity in 24 to 48 hours to rest before we move into the next phase of this thing, but we can get into that later. So, let’s get to the details. So by now, I’m pretty sure that everybody has heard the news, and presumably read the email that was sent out earlier today. But can you give us a quick recap of what happened in the last several hours?

René Jones:

So late Sunday night we entered into a definitive agreement to acquire People’s United of Bridgeport, Connecticut, which is a community focused financial services organization in the Northeast with a culture not unlike our own, with a branch network that stretches from Maine to New York. This is an incredible opportunity for us. We have the opportunity to continue to grow and to extend our brand of banking and our focus to the communities into those markets. But maybe more importantly to join new colleagues who think like us, who work in small and mid-tier cities across New England, and now our expanded footprint.

Just to give you some sense of what this means, our combined organization would be over $200 billion in assets. We would have over 1,100 branches, over 2,400 ATMs, and our footprint would expand, to now include 12 states and the District of Columbia. That footprint has about 20% of the US population. It has over 25% of US GDP. But if you think about it, from the center of our new footprint to the farthest reach of the branch, the radius is now on just under 300 miles. So we would represent a densely concentrated region serving the 12 states in the market. So really exciting news, and most exciting reason is because of the people at People’s United, the employees, who think and act like us and have the same values that we do.

Kevin Cavalieri:

So I guess if I could sum that up what you’re saying is we just got quite a bit bigger.

René Jones:

I think that’s an important part of it.

Kevin Cavalieri:

I know you what I meant to say up front: congratulations to you and everyone who’s been involved. This is obviously a tremendous opportunity for the bank. I’d like to keep going down the path. I think you were you were just headed on so can you get into a little bit more detail? About how and why this is the right opportunity for us right now.

René Jones:

I think if you think about it, we have all worked really, really hard over the last three years—going from a place that’s really successful but then trying to increase our capabilities, trying to increase our use of technology in lots of lots of ways that we’re able to get closer to the customer, make their lives easier in terms of way of doing business. And now we’re actually able to extend that into new markets. So this is sort of always been our vision. How do we get closer to the customer? How do we get better at what we do? How do we get faster at doing it? And if we do that, then we sort of win the right to extend that, that operating model to other communities that also are like the ones we serve today that really need a strong financial institution.

Kevin Cavalieri:

So that’s a logical segue. I’m assuming not everybody on the call is intimately familiar with People’s United. Could you spend just a minute or two talking a little bit more about the details of the bank?

René Jones:

You know, People’s is very much like us, actually even a little older than us. Peoples was founded in 1842. They have a deep history of having roots in the in the community, as I mentioned with a similar philosophy as M&T does. Early on they were more of a thrift institution but under the leadership of Jack Barnes they’ve been able to convert themselves to a full service commercial bank. The company offers commercial and retail banking. They do wealth management and various solutions. And most importantly, the markets in which they operate feel a lot like the ones that we operate in today. If this transaction closes, we would be number two market share in Connecticut. We’d be number one in Vermont. We would be number five in New Hampshire. We’d have a significant presence in Maine. And in Massachusetts, both in the state and in Boston, we would be number eight. I think what’s most unique about them as you look at the profile, they tend to be highly focused on civic activities, for example, very much like we are, and volunteerism. I’ve known Jack Barnes for quite some time. And he knew Bob Wilmers, before me, and I think our combined organizations probably go back having discussions about one thing or another probably over 20 years. So hopefully that helps again.

Kevin Cavalieri:

It does. So it seems that People’s is roughly 13 years older than we are. But combined the two institutions have, if my math is even close, about 344 years of banking experience together which is, I think a pretty impressive feat for two institutions. But I want to come back to something you just said a minute ago. There’s obviously a lot going on in the world today. Significant signs of hope in terms of the fight against the pandemic. Tom Brady just won what I think was his 75th Super Bowl. NASA just successfully landed a rover on Mars. And now this announcement—so can you share how the opportunity came to be getting a little bit more into your relationship with the team of people and specifically how the timing landed right now?

René Jones:

Yeah, sure. We have this long history of just sort of being ourselves, extending our capabilities to help others. Probably over a year and a half ago, Jack and I started talking about the challenges of banking, the large institutions that were out there, and whether our models were still relevant, and how we could make them really relevant. We had been talking about that for some time, and then in December I gave Jack a ring and probably haven’t thought about it for about a year. I just really believe that as I looked at the landscape, we would be better with you and you would be better with us. And so we said, okay, well, maybe that’s true, let’s take a look. And so we’ve spent the last two months taking a look. And it just affirmed this idea, that rather than us individually investing in new capabilities on our own, that we could extend large investments like that we’ve already made in the Tech Hub, both the one here and the tech capabilities down in Wilmington. We could extend those into the New England franchise. And at the same time they’ve got a national equipment leasing business that would be useful to help our customers. They’ve got a number of other capabilities as well, that we wouldn’t have to. We wouldn’t have to start from scratch. So we’re introducing ourselves to some new markets, and we really, really are going to be very, very dependent upon each other because we didn’t each individually didn’t have enough resources to really do the full job. And so, I think I think that just became really apparent over the last two months.

Kevin Cavalieri:

This is very exciting obviously. I’ve probably said that 100 times already during this call, but again I couldn’t be happier that we’re doing this. Which brings me to the next point. So many of us have been through acquisitions in the past with the bank. Admittedly, it’s been a little while. I think it was five years ago right around now that we were running the final conversion for Hudson. So I know I, for one, I’m a bit rusty. On top of that, we also have a whole bunch of teammates who have joined the organization since the last one and maybe haven’t been through one of these with M&T before. And really today is just the beginning of the journey, so take us through what happens next.

René Jones:

Sure, I’m going to start with what just happened. And this is not something that I think probably comes up in most companies when they’re going through a merger, or an acquisition. But when we went through due diligence to learn about each other’s firms at M&T, there were about 200 of your colleagues that went through that process. And one of the most important things is they brought that classic M&T empathy, caring nature and they represented us really well. The most important thing about any integration is the people.

We don’t have the ability to be able to instantaneously scale ourselves to five new states across the geography. So when I say that what we’re entering is a real partnership I really mean that. And one of our most important jobs which all of you will somehow have a chance, you’ll either have a relative that lives in Maine, or somewhere to introduce M&T to People’s, the way in which you conduct yourself, the way in which you have empathy for what those individuals are going through, the way in which you embrace them and onboard them as your new colleagues. It’s going to be really important and that started about two months ago but it really starts for you today. So what will happen is after these announcements, we will take a little bit of time. And then we tend to build some teams. And those teams will start with an integration team where they’ll be members of the M&T family on one side and coming together with matching M&T with People individuals that will come together and begin to think through what is the best way to have the least impact on customers to bring these two institutions together.

And that won’t happen until the transaction is approved by our regulators which we’re hoping to have happen by October 1st of this year. And then our anticipation is about a year from now we would go through a systems conversion, because it’s really important that we have all of our colleagues on the same set of systems that reduces confusion and complexity. And that would be a time where we’re really linking up introducing the People’s customers to our way of banking and making sure that that transition is smooth. I’ll say it again. There’s no way we would have the capability to keep all the customers that do business with People’s today unless we keep the majority if not all of the customer facing employees. And so getting through that together is going to be a lot of work. But it actually also is a lot of fun because we get to introduce ourselves to new people and new communities and new customers. So I hope that helps. There’s a lot of communication that will come. Michele Trolli will be leading our integration team and responsible for the overall transition. Mike Keegan, in his recently announced role as head of community markets will help with the integration. So that’s a little taste of it. I’m really excited about it; just as excited as you Kevin. I just got to get a little sleep first.

Kevin Cavalieri:

Alright, so I guess we should probably start wrapping this up. So last question for you. We’re obviously talking about a much, much larger presence in the New England market. I believe you’ve personally spent some time in New England over the years. So here’s the question. How do you feel about the Patriots completely falling apart? Don’t answer that. What message do you want to leave folks with this morning as we wrap up here?

René Jones:

Yeah, my message is a message of deep appreciation. If you think about what we’ve been through in the past 12 months, and what we’ve had to endure not just working from home but actually sometimes working in settings where we’re worried about the pandemic and the virus and helping customers in an extraordinary way and maybe reshuffling our priorities. It’s been a really, really tough year. To the extent that you all weren’t committed to do the work, to the extent that you were maybe just had a little bit less energy than none of what we’re talking about today would be possible. And it just always works this way. It always goes to show you that our hard work in the interests of the customer always tends to result in good things. You just can’t predict it. But it’s happened time and time again. So thank you so much for everything you’ve done to keep both our bank and our customers and our communities safe and sound. And that’s what’s made this this opportunity possible to extend our brand of banking to five new states.

So, thank you very much. And again, thank you for everything you guys do.

Kevin Cavalieri:

Thanks for, so I I’ve gotten a note here that I’m supposed to plug the fact that, this is in fact being recorded. It’s going to be posted to Community One when we’re complete here. So Rene, that’s it from me. Any final words of wisdom for the audience?

René Jones:

No, thank you very much. And great job everybody. Lots of opportunity coming ahead of us. So look forward to it. Look forward to working with all of you.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 9, 2020, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by M&T’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.